Exhibit 4.18

ENGLISH SUMMARY OF THE LETTER AGREEMENT
(ORIGINAL LANGUAGE – HEBREW)

BY AND BETWEEN

POINTER (EDEN TELECOM GROUP) LTD.

AND

BANK HAPOALIM LTD.

Dated November 16, 2004
(the “Agreement”)

Description: Credit Line Amount Term and Interest: Security	Letter Agreement pursuant to which Bank Hapoalim
Ltd. (the "Bank") shall provide Pointer (Eden
Telecom Group) Ltd. ("Pointer") with an NIS 70
million credit line until March 1, 2013 and an
NIS 30 million credit line until March 31, 2007,
in connection with the purchase by Pointer of
certain activities and assets of Shagrir Towing
Services Ltd. and its subsidiary, Shagrir (1985)
Ltd (the "Shagrir Deal").

NIS 100 million (in total).

The sums drawn down shall be repaid quarterly
from June 30, 2006 at a rate of NIS 1,250,000 per
quarter.

The interest on the principal sum will be prime
+0.5% with respect to the NIS 30 million credit
line, and with respect to the NIS 70 million
credit line, interest of 7.39% on NIS 35 million
and 5.5% and linkage to the Israeli CPI on the
remaining NIS 35 million. The interest shall be
payable quarterly from June 30, 2005.

As security on the credit line, Pointer shall
grant the Bank: (i) a first ranking fixed charge
over all of Pointer's rights in connection with
the Shagrir Deal; (ii) a first ranking mortgage
over a certain property in Haifa, Israel; and
(iii) a first ranking fixed charge over a certain
NIS 10 million deposit in a certain bank account.

In addition, as security on the credit line,
Nexus shall grant the Bank, in addition to the
first degree floating charge (over all its
assets) it granted the Bank prior to the
consummation of the Shagrir Deal, a first ranking
fixed charge over its shareholdings in Pointer.

Comments:

—	Pointer has drawn down NIS 100 million under the credit line.